United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 27 September 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556);

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764);

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233695); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-233697).

FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 2019, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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LONDON, 24th October 2019

COCA-COLA EUROPEAN PARTNERS

Trading Update for the Third-Quarter ended 27 September 2019 and Interim Dividend Declaration

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.

For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our consolidated financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.
‘‘Free cash flow’’ is defined as net cash flows from operations, less capital expenditures, payments of principal on lease obligations and interest paid, plus proceeds from capital disposals. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments.  Please refer to our unaudited results for the six months ended 28 June 2019, published on 8 August 2019, for a description of the change to the definition to ensure consistency following the adoption of IFRS 16 on 1 January 2019.

Additionally, within this document, we provide certain forward-looking non-GAAP financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2019.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

				CHANGE VS 2018
	REVENUE	VOLUME (UNIT CASES2)	REVENUE PER UNIT CASE3	COMPARABLE VOLUME	REVENUE PER UNIT CASE[3]	FX-NEUTRAL REVENUE	REVENUE
Q3 2019	€3,282M	691M	€4.77	(1.5)%	2.0%	—%	—%
YTD 2019	€9,084M	1,905M	€4.78	1.0%[4]	3.5%[5]	4.5%[5]	4.0%[5]

1.	Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details; Change percentages against prior year equivalent period

2.	Equals approximately 5.678 litres or 24 8-ounce servings

3.	Fx-Neutral

4.	Adjusted for selling day shift. Reported volume growth 1.0%

5.	Includes the impact of 2019 incremental soft drinks taxes in Great Britain and France of 1.0%

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THIRD-QUARTER HIGHLIGHTS1

Revenue (flat)

•	Comparable volume -1.5% as we cycle strong weather-driven comparables, partially offset by solid execution & innovation

•	Revenue per unit case +2.0%[2] benefiting from favourable underlying price, as well as channel & package mix (e.g. small cans volume +8.0%)

•	Transactions[3] continued to outpace volume growth

•	Portfolio launches including Costa Coffee RTD[4] in three flavours in GB & Coca-Cola Signature Mixers in a number of our markets

Capital returns

•	Declaring second-half interim dividend per share of €0.62, up 15.0% versus last year, maintaining annualised dividend payout ratio of c.50% (17.0% increase on an annual basis)

•	Returned YTD €907m (18.7m shares) via share buyback of this year’s €1bn guidance
(cumulative €1.4bn (31.1m shares) of €1.5bn programme announced September 2018)

Other

•	Updating full-year 2019 guidance (see below)

•	Inclusion in the Dow Jones Sustainability Index for the fourth year in a row

•	Transition to 100% recycled PET for Honest, Smartwater & Chaudfontaine brands underway & the completion of our now sustainability linked €1.5bn Revolving Credit Facility

•	Secured first CCEP Ventures investments in on-demand delivery & self-driving technology start-ups

FULL-YEAR 2019 GUIDANCE1

•	Revenue growth of approximately 3% (previously low single-digit range), excluding the impact of incremental soft drinks taxes of approximately 1%[5]

•	Cost of sales per unit case growth of approximately 3% (previously approximately 2.5%), excluding the impact of incremental soft drinks taxes of approximately 1.5%[5]

•	Operating profit growth of approximately 6%[5] (previously 6-7%)

•	Comparable tax rate of approximately 25%

•	Diluted earnings per share growth of approximately 10%[5] (previously 10-11%)

•	Share buyback of €1bn

•	Free cash flow of approximately of €1.1bn (previously €1-1.1bn)

1.	Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details; Change percentages against prior year equivalent period

2.	Fx-Neutral

3.	Defined as the serving container ultimately used directly by the consumer. It can be a standalone container or one part of a multipack

4.	RTD = ready-to-drink

5.	Comparable Fx-Neutral

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THIRD-QUARTER & YEAR-TO-DATE REVENUE PERFORMANCE BY GEOGRAPHY
Unaudited, changes versus 2018

Q3	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€626M	(1.5)%	—%
France (France & Monaco)	€471M	(1.5)%	(1.5)%
Germany	€650M	—%	—%
Iberia (Spain, Portugal & Andorra)	€878M	2.0%	2.0%
Northern Europe[1]	€657M	(2.0)%	(0.5)%
Total	€3,282M	—%	—%

YTD	REVENUE	REVENUE % CHANGE	FX-NEUTRAL REVENUE % CHANGE
Great Britain	€1,777M	6.5%	6.5%
France (France & Monaco)	€1,438M	6.5%	6.5%
Germany	€1,821M	3.5%	3.5%
Iberia (Spain, Portugal & Andorra)	€2,160M	4.5%	4.5%
Northern Europe[1]	€1,888M	0.5%	2.0%
Total	€9,084M	4.0%	4.5%

1. Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland

Great Britain

•	Revenue +3.0%[1] YTD excluding the impact of incremental soft drinks taxes

•
YTD volume growth supported by solid growth in Coca-Cola Zero Sugar, Fanta & Monster, partially offset by strong weather & CO2 driven comparables in Q3 & the proactive delisting of our squash brand, Kia Ora

•	Revenue/UC2 growth supported by positive pack, category & channel mix (e.g. small cans +20.0% YTD & outperformance of away-from-home (AFH) channel)

France

•	Revenue +3.5% YTD excluding the impact of incremental soft drinks taxes

•	Challenging market conditions, particularly in the Home channel, partially offset by solid growth in Coca-Cola Zero Sugar, Fuze Tea, Monster & Tropico

•	Positive pack mix YTD with continued volume growth in priority small packs[3] (e.g. small cans +20.5% in Q3 driven by the launch of Coca-Cola Light 250ml & recent innovation)

Germany

•	YTD volume growth negatively impacted by strong Q3 weather driven comparables (particularly in AFH channel), offset by solid growth in Coca-Cola Zero Sugar, Monster & Fuze Tea

•	Strong revenue/UC2 growth supported by positive price & pack mix (e.g. Monster & Coca-Cola Energy)

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Iberia

•	Solid YTD volume growth reflecting soft weather driven comparables, improving market trends & solid execution particularly in AFH channel

•	Volume growth YTD led by Coca-ColaTM, Fanta, Monster & Aquarius

•	Revenue/UC2 growth supported by positive price, pack & channel mix (e.g. small cans +21.5% YTD driven by Cola-ColaTM & recent launches including Coca-Cola Energy, Monster Espresso & Appletiser)

Northern Europe

•	YTD revenue growth driven by Belux (+1.0%) & Netherlands (+2.0%)

•	Volume growth YTD led by Coca-Cola Zero Sugar, Monster, Fuze Tea & Tropico offset by strong Q3 weather driven comparables

•	Revenue/UC2 growth supported by positive price & priority small packs[3] volume growth (e.g. small cans +10.0% YTD)

1.	Fx-Neutral

2.	Revenue per Unit Case

3.	PET & Glass < 1litre; Cans <33cl

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THIRD-QUARTER & YEAR-TO-DATE VOLUME PERFORMANCE BY CATEGORY
Comparable volumes, changes versus 2018

	VOLUME % CHANGE
	Q3	YTD
Sparkling	(1.5)%	1.5%
Coca-ColaTM	(1.5)%	1.0%
Flavours, Mixers & Energy	(1.5)%	2.0%
Stills	(2.0)%	—%
Hydration	(5.0)%	(2.5)%
RTD Tea, RTD Coffee, Juices & Other[1]	4.0%	4.5%
Total	(1.5)%	1.0%

Coca-ColaTM

•	Transactions +2.0% YTD, ahead of volume growth

•	Classic -1.5% YTD reflecting strong Q3 weather driven comparables in GB, Germany & Northern Europe

•	Lights +6.0% YTD with robust growth across all markets driven by Zero Sugar (+13.0% YTD) & new flavours across both ranges

Flavours, Mixers & Energy

•	Fanta +1.5% YTD reflecting higher distribution of Zero & new flavours (e.g. Grape Zero)

•	Energy +16.5% YTD with strong performance of the Monster Mango Loco & Ultra ranges. Coca-Cola Energy now available in all markets

•	Appletiser +67.5% YTD reflecting recent launch in Iberia

Hydration

•	Reflecting strong weather driven comparables in Q3 and reduced low value promotions

•	Encouraging initial customer reaction to Aquarius Enhanced Water (now live in Germany, GB & Netherlands) & Capri-Sun Fruity Water (mainly GB)

•	Isotonic drinks +5.0% YTD with strong growth of Aquarius & Powerade in Iberia & Germany

RTD Tea, RTD Coffee, Juices & Other1

•	Solid share gains in the RTD tea category as Fuze Tea continues to gain scale

•	Increased distribution & strong results from Tropico in France & Belgium

•	Good initial customer reaction to recent launches of Monster Espresso & Costa Coffee RTD (available in three flavours in GB)

1.	RTD refers to Ready-To-Drink

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DIVIDENDS

•	The CCEP Board of Directors declared a second-half interim dividend of €0.62 per share

•	The interim dividend is payable 3 December 2019 to those shareholders of record on 19 November 2019

•	CCEP will pay the interim dividend in euros to holders of shares on Euronext Amsterdam, the Spanish Stock Exchanges and London Stock Exchange

•	Other publicly held shares will be converted into an equivalent US dollar amount using exchange rates issued by WM/Reuters taken at 16:00 BST on 24 October 2019.

About CCEP

Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages and is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP.

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Forward Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of CCEP’s 2018 Integrated Report/Annual Report on Form 20-F, including the statements under the following headings: Changing consumer preferences and the health impact of soft drinks (such as sugar alternatives); Legal and regulatory intervention (such as the development of regulations regarding packaging and taxes); Packaging and plastics (such as climate change, resource scarcity, marine litter and water scarcity); Competitiveness and transformation; Cyber and social engineering attacks; The market (such as customer consolidation and route to market); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: October 24, 2019	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer